U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

June, 2005

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

July 5, 2005

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

NEWS RELEASE No. 07-05

June 1, 2005

ASX Symbol - AGY

ARGOSY DOES NOT EXERCISE OPTION OVER ST ELMO, ELKO COUNTY, NEVADA

Argosy Minerals Inc (ASX symbol “AGY”) has advised the owner of the St Elmo Mine – Rosebud Mine group of claims that it will not exercise the option to purchase entered into on the 17 November 2003.

Argosy has completed an initial appraisal of the property and has elected not to continue with the option agreement.

ON BEHALF OF THE BOARD

Peter Lloyd

Chairman

For further information contact:

Peter H Lloyd, Chairman	Cecil R Bond, Director
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloyd@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.

NEWS RELEASE No. 08-05

June 1, 2005

ASX Symbol - AGY

ARGOSY ACQUIRES ADDITIONAL CLAIMS AT ITS LAC PANACHE PROJECT  IN ONTARIO, CANADA

Argosy Minerals Inc ("AGY" on ASX) has acquired additional claims at its Lac Panache Project area in the Sudbury District of Ontario, Canada.

Originally consisting of a single claim unit of 16 ha, the new land position at Brazil Lake, on the western side of the Lac Panache Project area, has been enlarged to an area of 6 claims totalling 6.4 km2. The total area now covered by claims is 32.2km2.

The new claims cover additional ground along strike of the pyrrhotite-cobaltite mineralisation in the original Brazil Lake claim where a grab sample grade of 9.16% cobalt and 3.56% nickel was recorded by the Ontario Geological Survey.

The additional claims are subject to the same option agreement under the same terms reported in Argosy's April 11, 2005 news release.

ON BEHALF OF THE BOARD

Peter Lloyd

Chairman

For further information contact:

Peter H Lloyd, Chairman	Cecil R Bond, Director
Argosy Minerals Inc Level 1, Suite 3 23 Richardson Street South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. 20607 Logan Avenue Langley, British Columbia V3A 7R3 Canada Telephone: 1-604-530-8436 Email: cb.argosy@telus.net

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain "forward-looking statements" within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy's expectations are disclosed under the heading "Risk Factors" and elsewhere in Argosy's documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.